SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Oaktree Strategic Income Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

67402D 104
(CUSIP Number)

Leonard M. Tannenbaum

525 Okeechobee Boulevard, Suite 1770

West Palm Beach, FL 33401
(203) 930-2139

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 30, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240 13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67402D 104

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,357,839
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,357,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,357,839

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 67402D 104

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 67402D 104

1.	Names of Reporting Persons. Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 67402D 104

This Schedule 13D/A (“Amendment”) constitutes (i) Amendment No. 13 to the Schedule 13D of Fifth Street Asset Management Inc. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on April 8, 2016, Amendment No. 2 filed on August 16, 2016, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on September 8, 2016, Amendment No. 5 filed on September 14, 2016, Amendment No. 6 filed on October 5, 2016, Amendment No. 7 filed on December 8, 2016, Amendment No. 8 filed on July 17, 2017, Amendment No. 9 filed on October 4, 2017, Amendment No. 10 filed on September 26, 2018, Amendment No. 11 filed on May 29, 2019 and Amendment No. 12 filed on December 20, 2019, (ii) Amendment No. 12 to the Schedule 13D of Fifth Street Holdings L.P. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on August 16, 2016, Amendment No. 2 filed on August 26, 2016, Amendment No. 3 filed on September 8, 2016, Amendment No. 4 filed on September 14, 2016, Amendment No. 5 filed on October 5, 2016, Amendment No. 6 filed on December 8, 2016, Amendment No. 7 filed on July 17, 2017, Amendment No. 8 filed on October 4, 2017, Amendment No. 9 filed on September 26, 2018, Amendment No. 10 filed on May 29, 2019 and Amendment No. 11 filed on December 20, 2019 and (iii) Amendment No. 20 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014, as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, Amendment No. 7 filed on February 3, 2016, Amendment No. 8 filed on February 24, 2016, Amendment No. 9 filed on August 16, 2016, Amendment No. 10 filed on August 26, 2016, Amendment No. 11 filed on September 8, 2016, Amendment No. 12 filed on September 14, 2016, Amendment No. 13 filed on October 5, 2016, Amendment No. 14 filed on December 9, 2016, Amendment No. 15 filed on July 17, 2017, Amendment No. 16 filed on October 4, 2017, Amendment No. 17 filed on September 26, 2018, Amendment No. 18 filed on May 29, 2019 and Amendment No. 19 filed on December 20, 2019. Except as amended herein, each such prior Schedule 13D, as previously amended, remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the reporting persons’ Schedules 13D as previously amended.

As set forth below, as a result of the transactions described herein, on November 30, 2020, each of FSH and FSAM ceased to be a beneficial owner of shares of the Issuer’s common stock (“Shares”). The filing of this Amendment represents the final amendment and exit filing for each of FSH and FSAM.

Item 2. Identity and Background.

Item 2 is amended by adding the following:

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of FSAM are set forth on Schedule A, which replaces the corresponding schedule attached to that certain amendment to this Schedule 13D filed on December 20, 2019.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following:

On November 30, 2020, FSH, a wholly owned subsidiary of FSAM, made a pro rata, in-kind distribution of 1,353,938 Shares to FSAM for no consideration. Subsequently, on November 30, 2020, as part of the plan of dissolution and liquidation of FSAM, FSAM made a pro rata, in-kind distribution of such 1,353,938 Shares to the holders of its Class A common stock for no consideration. Leonard M. Tannenbaum, the holder of 70.6% of FSAM’s outstanding Class A common stock, received 955,565 Shares and the Trust (as defined below), as holder of 7.4% of FSAM’s outstanding Class A common stock, received 99,973 Shares.

Item 5. Interests in Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 29,466,768 outstanding shares as of November 17, 2020, as reported in the Issuer’s Form 10-K filed on November 19, 2019. For purposes of Section 13 of the Securities Exchange Act of 1934, as amended, Mr. Tannenbaum and Oaktree have shared voting and dispositive power over the following Shares: (i) 6,011,990 shares held by Mr. Tannenbaum directly, (ii) 95,634 Shares held by the Leonard M. Tannenbaum Foundation, for which Mr. Tannenbaum serves as the President; and (iii) 239,340 Shares held directly by the Leonard M. Tannenbaum 2012 Trust (the “Trust”) for the benefit of certain members of Mr. Tannenbaum’s family for which Mr. Bernard D. Berman is a trustee.

(c)        Schedule B sets forth all transactions with respect to Shares effected during the past 60 days.

Schedule A

Name	Position at FSAM	Business Address / Address of Employer	Principal Occupation or Employment	Name and Principal Business of Employer	Beneficial Ownership of Shares[1]
Leonard M. Tannenbaum	Chairman of the Board and Chief Executive Officer	525 Okeechobee Boulevard, Suite 1770 West Palm Beach, Florida 33401	N/A	N/A	See Item 5
Bernard D. Berman	Director	525 Okeechobee Boulevard, Suite 1770 West Palm Beach, Florida 33401	N/A	N/A	153,042 Shares (0.5%)
Jodi Bond	Director	525 Okeechobee Boulevard, Suite 1770 West Palm Beach, Florida 33401	CEO, Quantum Wave Strategies	N/A	None
Alexander C. Frank	Director	525 Okeechobee Boulevard, Suite 1770 West Palm Beach, Florida 33401	N/A	N/A	None
Thomas L. Harrison	Director	437 Madison Avenue New York, NY 10022	Chairman Emeritus	Diversified Agency Services, a division of Omnicom Group Inc., a marketing communications services company	None

(1) Unless otherwise noted, each person has sole voting power and sole dispositive power over the shares.

Schedule B

All transactions were sales of Shares effected in the open market, and the price per share excludes commissions paid.

Name	Date of Transaction	Description of Transaction	Amount of Securities	Price per Share[1]
Leonard M. Tannenbaum	November 25, 2020	Open-Market Sale	12,108	$7.7637
Leonard M. Tannenbaum	November 27, 2020	Open-Market Sale	206	$7.85
Fifth Street Holdings L.P.	November 30, 2020	In-Kind Distribution* (Disposal)	1,353,938	N/A
Fifth Street Asset Management Inc.	November 30, 2020	In-Kind Distribution* (Acquisition)	1,353,938	N/A
Fifth Street Asset Management Inc.	November 30, 2020	In-Kind Distribution* (Disposal)	1,353,938	N/A
Leonard M. Tannenbaum	November 30, 2020	In-Kind Distribution* (Acquisition)	955,565	N/A
Leonard M. Tannenbaum 2012 Trust	November 30, 2020	In-Kind Distribution* (Acquisition)	99,973	N/A
Leonard M. Tannenbaum	November 30, 2020	Open-Market Sale	11,804	$7.7871

1 Price per Share excludes commissions paid.

* Pro rata, in-kind distribution to Fifth Street Asset Management Inc. for no consideration

** Pro rata, in-kind distribution to holders of Fifth Street Asset Management Inc.’s Class A common stock for no consideration

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2020

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM

FIFTH STREET HOLDINGS L.P.

By:	Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer